Exhibit 12

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Earnings from continuing operations before income taxes	$62,652	$(161,885)	$567,902	$549,745	$187,036	$225,687
Fixed charges	26,208	54,046	62,363	70,279	68,205	60,598

Earnings from continuing operations, as adjusted	$88,860	$(107,839)	$630,265	$620,024	$255,241	$286,285

Fixed Charges:
Interest expense	$22,984	$47,390	$56,251	$65,172	$63,842	$56,220
Portion of rental expense representative of interest	3,224	6,656	6,112	5,107	4,363	4,378

Fixed Charges	$26,208	$54,046	$62,363	$70,279	$68,205	$60,598

Ratio of Earnings to Fixed Charges	3.4	—	10.1	8.8	3.7	4.7

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$161,885	$—	$—	$—	$—

Note:

*	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.